Exhibit 12

AGL Resources Inc.
Statement Setting forth Ratio of Earnings to Fixed Charges

Dollars in millions	Six months ended June 30, 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Earnings as defined
Earnings before income tax	$241	$369	$368	$364	$332	$261
Income from equity investees	-	-	-	-	-	(2)
Pretax income as defined	241	369	368	364	332	259
Add:
Fixed charges (see “B” below)	55	127	134	133	119	81
Less:
Interest capitalized	(1)	(2)	-	(1)	-	-
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(17)	(20)	(30)	(23)	(22)	(18)
Adjusted Earnings (A)	$278	$474	$472	$473	$429	$322

Fixed charges
Interest on long-term debt	$46	$96	$97	$99	$95	$66
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	6	24	30	27	16	8
Estimated interest component of rentals	3	7	7	7	8	7
Total fixed charges (B)	$55	$127	$134	$133	$119	$81

Ratio of earnings to fixed charges (A)/(B)	5.05	3.73	3.52	3.56	3.61	3.98